UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9576 / April 22, 2014

ADMINISTRATIVE PROCEEDING
File No. 3-15847

In the Matter of	**ORDER INSTITUTING**
	ADMINISTRATIVE PROCEEDINGS,
THE REGISTRATION	**MAKING FINDINGS, AND ISSUING**
STATEMENT OF MOBILE	**STOP ORDER**
VAULT, INC.	

I.

      A.   On July 3, 2013, Mobile Vault, Inc. ("Respondent") filed a Form S-1 registration statement seeking to register the offer and sale of 3,000,000 common shares in a $30,000 public offering, and amended its statement on August 26, 2013, September 18, 2013, and October 21, 2013. The registration statement has not become effective.

      B.   The Securities and Exchange Commission (the "Commission") deems it appropriate and in the public interest that administrative proceedings be, and hereby are, instituted to determine whether a stop order should issue suspending the effectiveness of Respondent's registration statement.

II.

      In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Instituting Administrative Proceedings, Making Findings, and Issuing Stop Order (the "Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1. Respondent is a Florida corporation headquartered in Cameron Park, California.

2. On July 3, 2013, Respondent filed a Form S-1 registration statement seeking to register the offer and sale of 3,000,000 common shares in a $30,000 public offering, and amended its statement on August 26, 2013, September 18, 2013, and October 21, 2013 (together, the "Registration Statement").

3. The Registration Statement includes untrue statements of material facts and omits to state material facts necessary to make the statements contained therein not misleading, for example:

   a. The Registration Statement states that "[o]ur sole officer and director will be responsible for the business plan" to develop and sell mobile privacy and security products. The Registration Statement also states that Respondent "is entirely dependent on the efforts of its sole officer and director." The Registration Statement further states that Respondent is "currently operating out of our sole director and officer's office located at 3384 La Canada Drive, Suite 1, Cameron Park, CA 95682." These disclosures are untrue and misleading because Respondent's sole officer and director has not engaged in business activities for Respondent as represented in the Registration Statement.

   b. The Registration Statement states that the "Board of Directors is comprised [ ] solely of [Respondent's sole officer and director] who was integral to our business and who is involved in our day to day operations." The Registration Statement also states that Respondent's sole officer and director "currently devotes approximately 20-30 hours per week to our operations" and "is prepared to devote more time to our operations." The Registration Statement further states that "[t]he functions of [an Audit Committee, a Compensation Committee or a Nominating Committee] are being undertaken by our sole director." These disclosures are untrue and misleading because Respondent's sole officer and director has not engaged in business activities for Respondent as represented in the Registration Statement.

   c. The Registration Statement contains a description of the background of Respondent's sole officer and director and states that her "industry and technical expertise are critical to the success of the business." In the biography section, the Registration Statement states, in part, that Respondent's sole officer and director has six years of "marketing and software design and programming experience," currently works at a software company, previously was a purchasing manager for a medical company, and earned a bachelor of science in computer science from a South Florida university. These disclosures are untrue and misleading because Respondent's sole officer and director does not have any such expertise, experience, or education.

d. The Registration Statement states that Respondent's sole officer and director "meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities . . . ." These disclosures are untrue and misleading because Respondent's sole officer and director has not performed and does not intend to perform the duties as represented in the Registration Statement for or on behalf of Respondent.

e. The Registration Statement states that "[t]he shares will be sold on our behalf by our officer" and that "[i]t is our belief [Respondent's sole officer and director] had such knowledge and experience in financial and business matters that she was capable of evaluating the merits and risks of the investment and therefore did not need the protections offered their [sic] shares under Securities and Act of 1933 [sic], as amended. [Respondent's sole officer and director] certified that she was purchasing the shares for their [sic] own accounts, with investment intent." These disclosures are untrue and misleading because Respondent's sole officer and director does not have the level of knowledge and expertise as represented in the Registration Statement, and made no such certification.

f. The Registration Statement states that "[p]ursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by [Respondent's sole officer and director]." The Registration Statement further states that "[t]he undersigned . . . certifies that . . . the above is a true and correct copy of The Resolution that was duly adopted at a meeting of the Board of Directors, which was held on this date August 23, 2013." These disclosures are untrue and misleading because Respondent's sole officer and director did not sign the Registration Statement or Resolution on behalf of Respondent, and because Respondent's sole officer and director did not attend any meeting of the Board of Directors.

g. The Registration Statement claims that there was a capital contribution by Respondent's sole officer and director on May 18, 2011. This disclosure is untrue and misleading because Respondent's sole officer and director made no capital contribution.

h. The Registration Statement states that Respondent has "no plans to change our business activities or to combine with another business and are not aware of any events or circumstances that might cause us to change our plans." This disclosure is untrue and misleading because Respondent is a development stage company with no specific business plan or purpose other than to engage in a merger or acquisition with an unidentified entity and, therefore, is an undisclosed "blank check company" as defined in Rule 419 under the Securities Act of 1933 (the "Securities Act").

i. The Registration Statement states that Respondent's sole officer and director "is the only 'parent' and 'promoter' of the company" and will "continue to control the operations of the Company" after the offering. This disclosure is untrue and misleading because Respondent is controlled and promoted by undisclosed control persons and promoters.

4. On January 14, 2014, Respondent filed a letter seeking to withdraw its Registration Statement. On January 23, 2014, the Commission denied the withdrawal of the Registration Statement. See In the Matter of Mobile Vault, Inc., Securities Act Release No. 9517 (Jan. 23, 2014).

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest to issue a stop order suspending the effectiveness of the Registration Statement, as agreed to in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 8(d) of the Securities Act, that the effectiveness of the Registration Statement filed by Respondent be, and hereby is, suspended.

This Order shall be served on Respondent by certified mail forthwith.

By the Commission.

Jill M. Peterson
Assistant Secretary